Exhibit 99.1

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Santiago, June 10, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the form 6-K dated June 10, 2025, of Banco de Chile (the “Bank”), and are in agreement with the statements contained therein concerning our Firm.

Very truly yours,

/s/ EY Servicios Profesionales de Auditoria y Asesorias Limitada